OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden
Hours per response: 14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 2)

Under the Securities Exchange Act of 1934

Tuesday Morning Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

72581M305

(CUSIP Number)

Becker Drapkin Management, L.P.
Attn:  Steven R. Becker
Attn:  Matthew A. Drapkin
500 Crescent Court
Suite 230
Dallas, Texas 75201
(214) 756-6016

With a copy to:

Richard J. Birns, Esq.
Boies, Schiller & Flexner LLP
575 Lexington Avenue, 7th Floor
New York, NY 10022
(212) 446-2300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 29, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 72581M305
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Becker Drapkin Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,379,632
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,379,632
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,379,632
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

CUSIP No. 72581M305
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Becker Drapkin Partners (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,379,894
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,379,894
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,379,894
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 72581M305
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. Becker Drapkin Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 191,517
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 191,517
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 191,517
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 781182100
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. BD Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 808,221
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 808,221
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 808,221
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 72581M305
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BC Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,379,632
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,379,632
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,379,632
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

CUSIP No. 72581M305
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven R. Becker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,379,632
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,379,632
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,379,632
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 72581M305
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Matthew A. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,379,632
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,379,632
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,379,632
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 6, 2012 and Amendment No. 1 thereto, filed with the SEC on June 26, 2012, with respect to the Common Stock, $0.01 par value (the “Common Stock”), of Tuesday Morning Corporation, a Delaware corporation (the “Issuer”).

Item 3.	Source and Amount of Funds or other Consideration

Item 3 is amended and supplemented to add the following information for updating as of the date hereof:

The Reporting Persons expended an aggregate of approximately $10,041,050 (including commissions) to purchase 2,379,632 shares of Common Stock.

Item 4.	Purpose of Transaction

Item 4 is amended and supplemented to add the following information for updating as of the date hereof:

On June 29, 2012, the Issuer entered into an agreement (the “Standstill Agreement”) with the Reporting Persons that will result in Mr. Becker and Richard S. Willis (“Mr. Willis”) becoming members of the Board.

The following is a brief description of certain terms of the Standstill Agreement, which description is qualified in its entirety by reference to the full text of the Standstill Agreement which is attached as Exhibit 1 hereto and incorporated by reference herein.

Under the terms of the Standstill Agreement, (a) the Issuer has agreed on or before July 6, 2012 (i) to appoint Mr. Becker and Mr. Willis as directors of the Board, (ii) to appoint Mr. Becker as Chair of the Nominating and Governance Committee of the Board and (iii) to appoint Mr. Willis to the Compensation Committee of the Board; (b) the Issuer has agreed to nominate Mr. Becker and Mr. Willis for reelection to the Board as directors at the Issuer's 2012 annual meeting of shareholders and 2013 annual meeting of shareholders; (c) the Reporting Persons have agreed, at the Issuer’s 2012 annual meeting of shareholders and 2013 annual meeting of shareholders, to cause all shares of Common Stock beneficially owned by the Reporting Persons to be present for quorum purposes and to be voted in favor of all directors nominated by the Board for election (provided that such nominees were not nominated in contravention of the Standstill Agreement); and (d) the Reporting Persons have agreed to abide by certain standstill provisions until the second anniversary of the Standstill Agreement (or such earlier date upon the occurrence of certain events, as described in the Standstill Agreement) (the “Standstill Period”).

Under the terms of the Standstill Agreement, the Reporting Persons have also agreed that (a) Mr. Becker and Mr. Willis each irrevocably tenders his resignation as director effective as of the date that the beneficial ownership of the Reporting Persons in the Common Stock of the Issuer falls below 4% of the outstanding Common Stock of the Issuer and (b) Mr. Becker and Mr. Willis each irrevocably tenders his resignation as director effective as of the date, if any, that the Reporting Persons breach in any material respect any of their commitments or obligations set forth in Section 7 or 10(b) of the Standstill Agreement (subject to certain cure periods, as described in the Standstill Agreement) and, in each case, the Board may accept either or both such resignations, in its sole discretion, by a majority vote (excluding Mr. Becker and Mr. Willis).

Under the terms of the Standstill Agreement, the Issuer has also agreed that (a) if either of Mr. Becker or Mr. Willis is unable or unwilling to serve as a director for any reason, then the Issuer and the BD Parties shall agree on a replacement for such director(s) and (b) within 120 days, but in no event later than 180 days, to appoint or nominate, in addition to the Mr. Becker and Mr. Willis, two new independent and experienced persons to serve on the Board who are mutually agreed upon by the Company and the Reporting Persons.

On June 29, 2012, the Board appointed Mr. Becker and Mr. Willis as directors of the Board, appointed Mr. Becker as Chair of the Nominating and Governance Committee of the Board, and appointed Mr. Willis to the Compensation Committee of the Board, in each case effective as of July 1, 2012.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and supplemented to add the following information for updating as of the date hereof:

(a), (b) The Reporting Persons may be deemed to beneficially own in the aggregate 2,379,632 shares of Common Stock.  Based upon a total of 41,831,418 outstanding shares of Common Stock, as reported in the Issuer’s quarterly report on Form 10-Q/A for the period ending March 31, 2012, the Reporting Persons’ shares represent approximately 5.689% of the outstanding shares of Common Stock.

Becker Drapkin QP owns 1,379,894 shares of Common Stock (the “Becker Drapkin QP Shares”), which represent approximately 3.299% of the outstanding shares of Common Stock.

Becker Drapkin, L.P. owns 191,517 shares of Common Stock (the “Becker Drapkin, L.P. Shares”), which represent approximately 0.458% of the outstanding shares of Common Stock.

BD Partners V owns 808,221 shares of Common Stock (the “BD Partners V Shares”), which represent approximately 1.932% of the outstanding shares of Common Stock.

The Becker Drapkin QP Shares, Becker Drapkin, L.P. Shares and BD Partners V Shares are collectively referred to herein as the “Becker Drapkin Funds Shares”.

Becker Drapkin QP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Becker Drapkin QP Shares.  Becker Drapkin QP disclaims beneficial ownership of the Becker Drapkin, L.P. Shares and BD Partners V Shares.

Becker Drapkin, L.P. has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Becker Drapkin, L.P. Shares.  Becker Drapkin, L.P. disclaims beneficial ownership of the Becker Drapkin QP Shares and BD Partners V Shares.

BD Partners V has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the BD Partners V Shares.  BD Partners V disclaims beneficial ownership of the Becker Drapkin QP Shares and Becker Drapkin, L.P. Shares.

(c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share of Common Stock for all transactions by the Reporting Persons in shares of Common Stock since the last filing on this Schedule 13D, all of which were brokered transactions, are set forth below.

Name of Reporting Person	Date	Number of Shares Purchased (Sold)	Average Price per Share
Becker Drapkin QP	6/27/2012	53,595	$4.2200
Becker Drapkin QP	6/29/2012	26,358	$4.1806

Becker Drapkin, L.P.	6/27/2012	7,405	$4.2200
Becker Drapkin, L.P.	6/29/2012	3,642	$4.1806

BD Partners V	6/27/2012	189,000	$4.2200

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and supplemented to add the following information for updating as of the date hereof:

On June 29, 2012, the Issuer and the Reporting Persons entered into the Standstill Agreement, the terms of which are described in Item 4 of this Schedule 13D.

On July 2, 2012, the Reporting Persons entered into the Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.  Such Joint Filing Agreement is attached hereto as Exhibit 2.

Upon Mr. Becker’s appointment to the Board, he was awarded shares of restricted stock valued at $37,500 on the date of grant and non-qualified stock options to purchase 20,000 shares of Common Stock, in each case subject to vesting.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1
Agreement, dated June 29, 2012, by and among Tuesday Morning Corporation; Steven R. Becker; Matthew A. Drapkin; BC Advisors, LLC; Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P.; Becker Drapkin Partners, L.P.; and BD Partners V, L.P.

Exhibit 2
Joint Filing Agreement, dated July 2, 2012, by and among Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P.; Becker Drapkin Partners, L.P.; BD Partners V, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:           July 2, 2012

BECKER DRAPKIN MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

	By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact

BECKER DRAPKIN PARTNERS (QP), L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact

BECKER DRAPKIN PARTNERS, L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact

BD PARTNERS V, L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact

BC ADVISORS, LLC

By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact

STEVEN R. BECKER

By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact

MATTHEW A. DRAPKIN

By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact